BD

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oasis Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 11th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dean A. Christiansen 212-803-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCooper LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York, New York (City) (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

3/21/05

OATH OR AFFIRMATION

I, Dean A. Christiansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oasis Trading LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 2007

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oasis Trading LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2004

Oasis Trading LLC
(A Development Stage Entity)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member
of Oasis Trading LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Oasis Trading LLC (a development stage entity) (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2005

Oasis Trading LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	1,122,923
Prepaid expenses and other assets		176,767
Fixed assets		161,000
Total assets	$	1,460,690
Liabilities and Member's Equity		
Accrued expenses	$	31,500
Total liabilities		31,500
Member's Equity		
Member's Interest		3,200,000
Deficit accumulated during development stage		(1,770,810)
Total member's equity		1,429,190
Total liabilities and member's equity	$	1,460,690

The accompanying notes are an integral part of this statement of financial condition

1. Organization and Nature of Business

Oasis Trading LLC ("Oasis" or the "Company") was formed in the State of Delaware on April 10, 2003. Oasis was formed to be a broker-dealer that will create and manage for its own account a trading operation for matched book repurchase, and reverse repurchase transactions, including bond borrowing and related hedging activities (the "Oasis Repo Program"). In February 2004, Oasis successfully completed its broker-dealer registration process with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD").

As of December 31, 2004, Oasis is a wholly-owned subsidiary of CMET Finance Holdings Inc. ("CMET Finance") (Note 4).

Oasis is in the development stage. To date, substantially all of its efforts have been associated with the advancement of the Oasis Repo Program and capital formation. Oasis has not commenced its Oasis Repo Program.

CMET Finance has issued a letter of support to Oasis which undertakes it to provide such additional capital as may from time to time be required in order to meet both regulatory (Note 7) and/or business requirements for a period of no less than one year from the date of the accompanying financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of this financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market investments which is held at one major U.S. financial institution.

Depreciation and Amortization
Fixed assets consist of leasehold improvements and computer software which are stated at cost. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease. Amortization will commence when the Company occupies the related office space.

The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs and are included in fixed assets in the accompanying statement of financial condition. Amortization of the computer software will begin when the software is ready for its intended use.

Income Taxes

The Company is not subject to U.S. federal, state or local income taxes. Such taxes are the responsibility of the member. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

3. Fixed Assets

As of December 31, 2004, fixed assets consist of the following:

Computer software	$ 150,000
Leasehold improvements	11,000
	$ 161,000

As of December 31, 2004, the above fixed assets have not been placed in service and therefore, depreciation and amortization has not commenced.

4. Member's Equity

During 2003, Capital Markets Engineering & Trading LLC ("CMET LLC") caused the formation of Oasis and retained a financial advisor (the "Financial Advisor") to assist in the organization of the Company, as well as to identify potential investors in Oasis. CMET LLC became a wholly owned subsidiary of CMET Finance on December 16, 2003. CMET LLC entered into separate agreements ("Structuring Agreements") primarily with third party investors (the "Initial Investors") and raised an aggregate of $3,026,000 from the Initial Investors to fund organizational and start up expenses of the Company in exchange for a future profit interest and other rights in the Oasis Repo Program earnings. Concurrently, the Financial Advisor exchanged rights for up to $400,000 in services rendered for an in-kind amount of interest in the Oasis Repo Program and entered into a Structuring Agreement on the same terms as the Initial Investors. Additionally, the Financial Advisor was to receive 5%, net of certain adjustments, of the Oasis Repo Program earnings.

In April 2003, CMET LLC agreed to provide Oasis certain services relating to the initial formation and capitalization of Oasis ("CMET Services") in exchange for a payment of $200,000, payable upon the commencement of the Oasis Repo Program.

On June 30, 2003, the Oasis Limited Liability Company Agreement (the "LLC Agreement") was amended and restated to make the Initial Investors members of Oasis. The Structuring Agreements were not amended and remained in effect. The LLC Agreement provides that the income and losses from Oasis will be divided among the Initial Investors on a pro rata basis. The Financial Advisor or its transferees under its Structuring Agreement did not become members of Oasis, although they and all Initial Investors retained the rights to their economic interest in Oasis through the Structuring Agreements.

Each Structuring Agreement provided that either CMET LLC or the applicable Initial Investor had the option to terminate the Structuring Agreement in the event that Oasis had not commenced the Oasis Repo Program by the one-year anniversary of the effective date of the Structuring Agreement. In the event an Initial Investor or CMET LLC chose to terminate a Structuring Agreement, CMET LLC would be required to return the portion of the money invested by an Initial Investor that was

anniversary elapsed, however, neither CMET LLC nor an Initial Investor chose to terminate the Structuring Agreement and receive such payment.

In July 2004, a resolution was reached when the Initial Investors or their transferees and CMET LLC entered into Termination and Exchange Agreements with CMET Finance, whereby CMET Finance acquired all of Oasis's member interest in exchange for an interest in CMET Finance and other consideration and all of the rights issued under the Structuring Agreements were terminated. Concurrently, CMET Finance entered into agreements with the Financial Advisor or its transferees and CMET LLC and its transferee, terminating the 5% profit interest, net of certain adjustments, in the Oasis Repo Program and the obligation of CMET LLC to provide the CMET Services referred to above, respectively. Accordingly, at December 31, 2004, Oasis is a wholly-owned subsidiary of CMET Finance.

5. Commitments and Contingencies

Software License and Technology Commitments

Oasis has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services to operate the Oasis Repo Program. The initial term of the agreement provides for Oasis to pay a total lease fee of $1,650,000, which is in addition to a $150,000 required customization fee already paid for and included in fixed assets in the accompanying statement of financial condition, payable in 36 monthly payments of $45,833, commencing on the final acceptance of the program.

As of December 31, 2004, final acceptance of the program has not occurred and no lease fees have been paid or accrued.

Services Agreement

In April 2003, Oasis entered into an agreement (the "Services Agreement") with a third party program servicer (the "Program Servicer") to provide Oasis with various accounting, investment, compliance, and operation functions of the Oasis Repo Program.

The annual total minimum payment will be $960,000 for the initial contract year, beginning upon the commencement of the Oasis Repo Program, and $1,200,000 for subsequent contract years. Subject to the early termination of the Program Servicer Agreement in accordance with the provisions thereof, the initial term of the Program Servicer Agreement is five years with additional renewal terms of four years. At least two years and six months before the end of the initial term or any renewal term, either the Company or the Program Servicer may elect to terminate the term of the agreement at the end of such initial or renewal term.

Operating Lease

In 2004, the Company entered into a non-cancelable operating lease for its office space (the "Office Lease"). Future minimum payments under this operating lease are as follows:

2005	$ 42,467
2006	46,200
2007	46,200
2008	46,200
2009	46,200
Thereafter	30,800
	$258,067

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

6. Related Party Transactions

Certain data processing services are provided by Matrix Applications LLC, an entity that is a wholly-owned subsidiary of a shareholder of CMET Finance. As of December 31, 2004, approximately $9,000 of data processing services provided by Matrix are included in accrued expenses in the accompanying statement of financial condition.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. The accompanying statement of financial condition has been prepared from the separate records maintained by Oasis, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if Oasis had been operated as an unaffiliated entity.

7. Net Capital Requirements

Oasis is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, Oasis is required to maintain minimum net capital equal to the greater of $100,000 or 12-1/2% of aggregate indebtedness. At December 31, 2004, Oasis had net capital of $1,091,423, which was $991,423 above its required net capital of $100,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2004, the Company was not required to and did not hold any customer money or securities.